Ecopetrol Submitted the Highest Bids for Three Blocks in the Brazil Bidding Round

Ecopetrol S.A. (NYSE: EC; BVC: ECOPETROL; TSX: ECP) announces that it submitted the highest bids for three exploratory blocks in the 11th Bidding Round carried out yesterday by the Agência Nacional do Petróleo, Gás Natural e Biocombustíveis (National Agency of Petroleum, Natural Gas and Biofuels, or ANP) of Brazil in Rio de Janeiro.

Ecopetrol has a 100% interest in the highest bids for the POT-M-567 and FZA-M-320 blocks and a 50% interest in the highest bid for the CE-M-715 block, which it submitted with Chevron Brasil Ventures APS.

The three blocks comprise an area of approximately 1,862 sq kilometers in the Potiguar, Foz de Amazonas and Ceará offshore basins.

In addition to the interest it is expected to have in these blocks, Ecopetrol Oleo e Gas do Brasil has an interest in the following blocks: (i) BMC29, where, jointly with Anadarko, it is carrying on the appraisal phase of the Itaúna discovery; (ii) BM-C-44, where it is exploring jointly with Petrobras and Petrogalp; and iii) PAMA 10, 11 and 12 where it is exploring jointly with Petrobras and Vale.

The execution of the concession contracts is expected to take place in three months, after the ANP approves the offers, pursuant to Brazilian law.

The results of the 11th Brazilian Bidding Round strengthen Ecopetrol’s exploration portfolio. In addition, exploration in these areas is in line with the strategic goals of the company in Brazil, where it works in association with companies of recognized expertise.

Bogota, May 15, 2013

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Ecopetrol is Colombia’s largest integrated oil & gas company, where it accounts for 60% of total production. It is one of the top 40 oil companies in the world and the fourth largest oil company in Latin America. The Company is also involved in exploration and production activities in Brazil, Peru and the United States Gulf Coast, and owns the main refineries in Colombia, most of the network of oil and multiple purpose pipelines in the country, petrochemical plants, and is entering into the biofuels business.

This release contains forward-looking statements relating to the prospects of the business, estimates for operating and financial results, and those related to growth prospects of Ecopetrol. These are merely projections and, as such, are based exclusively on the expectations of management concerning the future of the business and its continued access to capital to fund the Company’s business plan. Such forward-looking statements depend, substantially, on changes in market conditions, government regulations, competitive pressures, the performance of the Colombian economy and the industry, among other factors; therefore, they are subject to change without prior notice.

Contact us for any additional information:

Investor Relations

Alejandro Giraldo

Phone: +571-234-5190

Email: investors@ecopetrol.com.co

Media Relations (Colombia)

Mauricio Téllez

Phone: + 571-2345377

Fax: +571-2344480

Email: mtellez@ecopetrol.com.co

Website: www.ecopetrol.com.co